NEWALTA
Better ways to manage waste



06018460

November 6, 2006



SEC MAIL PROCESSING
RECEIVED
NOV 1 3 2006
WASH, D.C.
210
SECTION

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sir or Madam:

Re: Newalta Income Fund (the "Fund")
File No. 82-34834
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Fund:

1. Press Release dated November 2, 2006.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

NEWALTA CORPORATION,
as agent for and on behalf of
NEWALTA INCOME FUND

Signed by Vivian Zipchian
in the absence of:

Took Whiteley
Vice President and General Counsel

PROCESSED
NOV 1 6 2006
THOMSON
FINANCIAL

TBW/vz
Encl.

NEWALTA CORPORATION
1200, 333 – 11 Avenue S.W.
Calgary, AB T2R 1L9

TEL 403.266.6556
FAX 403.262.7348
WEB www.newalta.com

NEWALTA


SEC MAIL PROCESSING
RECEIVED
NOV 1 3 2006
WASH. D.C.
210
SECTION

NEWS RELEASE
For Immediate Release
TSX Trading Symbol: NAL.UN

Newalta To Hold Third Quarter 2006 Conference Call

CALGARY, Alberta, Canada, November 2, 2006 – Newalta Income Fund ("Newalta") today announced that it will release third quarter results after the close of markets on Tuesday, November 7, 2006 and will hold its quarterly conference call on Wednesday, November 8, 2006 at 11:30 a.m. Eastern Time.

Newalta's Management will review financial results for the third quarter of 2006. The call will be hosted by Al Cadotte, President and CEO; Ron Sifton, Senior Vice President, Finance and CFO; and Rob Morin, Vice President, Finance.

To participate in the teleconference, please call 416-695-9701 or 1-888-280-8349. To access the simultaneous webcast, please visit www.newalta.com. For those unable to listen to the live call, a taped broadcast will be available at www.newalta.com and, until midnight on Wednesday, November 15, 2006, by dialing 416-695-5275 or 1-888-509-0081 and using the passcode 633917.

Newalta Income Fund is one of Canada's leading industrial waste management and environmental services companies and focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. It also provides environmentally sound disposal of solid, non-hazardous industrial waste. With talented people and a national network of facilities, Newalta serves customers in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. Newalta Income Fund's units trade on the TSX as NAL.UN. For more information, visit www.newalta.com.

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For further information, please contact:

Anne M. MacMicken
Director, Investor Relations
(403) 806-7019
www.newalta.com